Exhibit 99.1

Kenon’s Subsidiary OPC Energy Ltd. Announces Completion of Acquisitions by CPV of Additional
Interests in Two Power Plants and Other Updates

Singapore, December 15, 2024. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) subsidiary OPC Energy Ltd. (“OPC”) previously announced in July 2024 that CPV Group LP (“CPV”), a 70%-owned subsidiary of OPC, executed a Memorandum of Understanding and a purchase and sale agreement (the “Purchase Agreement”) to purchase additional interests in two operating natural gas fired power plants, CPV Shore Holdings, LLC (“CPV Shore”) and CPV Maryland, LLC (“CPV Maryland”) (together, the “Power Plants”) in which CPV already has an interest.

Subsequently, in October 2024, OPC announced the completion by CPV of the acquisition of an additional 25% interest in CPV Maryland under the Purchase Agreement and the execution of purchase agreements for the acquisition of an additional 31% interest in CPV Shore and a further 25% interest in CPV Maryland between CPV and the relevant seller (the “Additional Purchase Agreements”).

OPC has now announced that following fulfillment of conditions precedent, the acquisitions under the Additional Purchase Agreements were completed (“Closing”). Upon Closing, the holdings of CPV in CPV Shore and CPV Maryland are approximately 69% and approximately 75%, respectively.

OPC also announced that OPC and the institutional investors who indirectly hold the remaining minority interest in CPV (the “Financial Investors”) have completed the process for participation in an additional funding of the partnership through which OPC holds CPV pursuant to the terms of the CPV partnership agreement. Following this process, the total capital commitments of OPC together with the Financial Investors has increased by $220 million, and upon funding in full of this increased commitment, OPC’s (indirect) interest in CPV is expected to be approximately 70.7%.

For further information, see Kenon’s Reports on Form 6-K furnished on July 14, 2024, July 21, 2024 and October 13, 2024.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about the additional funding commitments in CPV by OPC and the Financial Investors and OPC’s expected ownership interest in CPV following completion of the funding, and other non-historical statements. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “believe”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “target”, “future”, and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include risks relating to whether the additional funding in CPV is completed on the terms described above or at all, and other risks, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.